Exhibit 99.1

BCom Series C Debentures Key Terms & Proposal

Key Item	Proposal

Equity Investment	●	Stage 1: Total equity investment in BCom in Stage 1 of up to NIS 300 million, of which:

● Searchlight to invest NIS 250 million into BCom at closing as a primary equity issuance; and

● Concurrent with closing, equity offering to existing BCom minority equity shareholders (i.e., non-IGLD shareholders on a proportionate basis) of up to NIS 50 million at same terms as Searchlight investment. Searchlight to provide a fully committed back-stop for this NIS 50 million equity raise.

	●	Stage 2: Although we have repeatedly expressed our obligation to support BCom in the future, we do not object to IGLD’s deposit of NIS [60] million of cash into an escrow account until the applicable date of the first financial covenant test after the Quiet Period (i.e. the end of the first fiscal quarter after 24 months post-closing), the proceeds of which are required to be used to cure events of default triggered by a breach of the financial covenant that are not cured by BCom shareholders. If there is no breach of the financial covenant at the first applicable test date after the Quiet Period, or such a breach is cured by BCom shareholders, all cash in the escrow account will be released to IGLD.

Use of Proceeds	●	Concurrent with closing, NIS 500 million of BCom cash used to (a) redeem NIS 226 million Series B debentures, and (b) pay down NIS 274 million Series C debentures.

Series C Amortization	●	2020 and 2021 amortization payments: Of the NIS 336 million of total scheduled Series C amortization payments due in 2020 and 2021, NIS 274 million (82% of scheduled amortization) shall be paid at closing. The remaining NIS 62 million (18% of scheduled amortization) shall be paid at debenture maturity in November 2024.

	●	2022 and 2023 amortization payments:

● No changes to the amortization schedule to the extent that Bcom receives a total of at least NIS 375 million of dividends through November 30, 2022. For clarity, this amount represents the minimum quantity of dividends required to enable Bcom to use 90% of all dividends received to make the full scheduled amortization payments in 2022 and 2023;

● If Bcom receives less than NIS 375 million of total dividends through November 30, 2022, then Bcom shall use 90% of all dividends received from Bezeq to pay down the Series C debentures until the original schedule of Series C amortization is caught up. The remaining 10% dividends received by BCom would remain at BCom to bolster its balance sheet and satisfy future liquidity needs (e.g. operating expenses, etc.).

For the avoidance of doubt, the entire principal balance of Series C debentures will be repaid over the original term of the debentures, with no haircut to principal balance.

Asset Sales	●	Until the Dividend Conditions (as defined below) are met, 100% of proceeds generated from any asset sale prior to the full redemption of the Series C debentures shall be used to affect the early pre-payment of the Series C principal.

Covenants	●	No financial covenant shall be in effect during the first 24 months post-closing (the “Quiet Period”).

	●	Following the Quiet Period, LTV for two consecutive fiscal quarters (measured at the last trading day of each fiscal quarter) not to exceed (a) 80% until November 30, 2023 (“Second Period”), and (b) 75% thereafter (“Third Period”).

		●	LTV calculated based on the higher of (a) Bezeq’s closing share price on the last trading day of the fiscal quarter, and (b) Bezeq’s 90-calendar-day volume-weighted average share price at the last trading day of the fiscal quarter.

	●	For the avoidance of doubt, the Minimum Equity financial covenant shall be removed, as well as events of default related to (a) credit ratings and (b) requirement to maintain on the balance sheet at least 18 months of cash for debt service.

Dividends from BCom	●	BCom shall not pay any dividends to its shareholders until the following two conditions are met (the “Dividend Conditions”):

		1.	The LTV, as defined under the Covenant section and after giving effect to any potential dividend payments, is not higher than 65%; and

		2.	The original schedule of Series C amortization payments is all caught up.

Series C Maturity Date	●	No change to final maturity date (November 30, 2024).

Interest Rate	●	During the Quiet Period, the annual interest rate shall be 3.6% (“Original Rate”).

	●	During the Second Period, if the LTV is greater than 75%, the annual interest rate shall be increased by 25 basis points relative to the Original Rate.

	●	During the Third Period, if the LTV is greater than 70%, the annual interest rate shall be increased by 25 basis points relative to the Original Rate.

	●	For clarity, in no case shall the annual interest rate exceed 3.85%.

Incurrence Capacity	●	BCom lien capacity exists for the 1.3% of Bezeq shares in excess of the minimum 25% currently required for the control shareholder status.

	●	To create liquidity for additional operating expenses, etc., BCom shall have incurrence capacity to utilize these liens (this incurrence would not be used for dividends).

Pre-payment Conditions	●	All pre-payments to the Series C debentures are not subject to pre-payment fees or make-whole premiums, at any time. To be clear, this includes but is not limited to the payment at closing detailed under Use of Proceeds, proceeds from Asset Sales, proceeds from dividends received from Bezeq, etc.

Required Resolution and Offer Expiration	●	The Trustees for Series B debentures and the Series C debentures will present this offer as a resolution for an indicative vote of the bondholders, the result of which shall be made available to Searchlight no later than May 10, 2019 at 4:00 PM Israel Daylight Time. Such resolution will include an approval of a 10 days exclusivity period, in which the agreements among Searchlight, BCom, IGLD and the Series B and Series C’s debentures will be executed.

	●	This offer shall expire on May 10, 2019 at 4:00 PM Israel Daylight Time.

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